

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 21, 2015

Greg Winiarski
Executive Vice President
IAC/InteractiveCorp
555 West 18th Street
New York, New York 10011

   Re: IAC/InteractiveCorp
     Form 10-K
     Filed February 27, 2015
     File No. 000-20570

Dear Mr. Winiarski:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lilyanna Peyser for

        Mara L. Ransom
        Assistant Director
        Officer of Consumer Products